UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

55F, Ping An Financial Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OneConnect Financial Technology Co., Ltd. Announces the Appointment of Board Secretary and New Director

OneConnect Financial Technology Co., Ltd. (the “Company” or “OneConnect”) today announced the appointment of Mr. Yiming Fei as the secretary of the board of the Company, effective immediately, and the appointment of Mr. Chow Wing Kin Anthony as an independent director of the Company, effective October 1, 2020. Mr. Chow will also replace Mr. Rui Li as a member of the audit committee of the Company as of the same date. Mr. Rui Li will continue to be a director of the Company.

Mr. Fei joined OneConnect in 2017. Mr. Fei also serves as the SME banking chief executive officer, board secretary and assistant general manager of Shenzhen OneConnect. Mr. Fei was the chief strategy officer of Shanghai OneConnect from December 2017 to June 2019. Mr. Fei has over 15 years of experience in finance, banking and business management. Before that, Mr. Fei served at the bank of Langfang from October 2013 to December 2017 and was the chief strategy officer and head of financial markets at the Bank of Langfang. Mr. Fei also served as the chairman of the board of directors at Xianghe Yimin Village Bank from February 2017 to December 2017. Mr. Fei served as the chief operating officer and head of risk management of wealth management business at UBS Securities from March 2013 to September 2013. Prior to that, Mr. Fei served at McKinsey & Company from November 2004 to February 2013 and was an associate principal there. Mr. Fei also served as an assistant vice president of institutional banking and worked at Hongkong and Shanghai Banking Corporation Limited from July 2001 to November 2004. Mr. Fei received his bachelor degree of science in management information system from Fudan University in 2001. Mr. Fei is a CFA charterholder.

Mr. Chow has been serving as a non-executive director of Kingmaker Footwear Holdings Limited, a company listed on the Hong Kong Stock Exchange, since June 1994, a director of WeBank Co., Ltd. since December 2014, an independent non-executive director of MTR Corporation Limited, a company listed on the Hong Kong Stock Exchange, since May 2016, an independent director of S.F. Holding Co., Ltd, a company listed on the Shenzhen Stock Exchange, since December 2016, and an independent non-executive director of Ping An Healthcare and Technology Company Limited, a company listed on the Hong Kong Stock Exchange, since May 2018. Mr. Chow is a solicitor admitted to practice in Hong Kong and England and Wales. He has been a practicing solicitor in Hong Kong for 40 years and is the Senior Consultant and Global Chairman of Messrs. Guantao & Chow Solicitors and Notaries. Mr. Chow is a China Appointed Attesting Officer and an arbitrator of the South China International Economic and Trade Arbitration Commission/ Shenzhen Court of International Arbitration. He is also a member of The National Committee of the Chinese People’s Political Consultative Conference. Mr. Chow was the president of The Law Society of Hong Kong from 1997 to 2000 and chairman of the Process Review Panel for the Securities and Futures Commission of Hong Kong from 2006 to 2012. Mr. Chow was awarded the Justice of the Peace in 1998 and the Silver Bauhinia Star medal in 2003 by the Hong Kong Special Administrative Region. He was also awarded the Honorary Fellowship of the Hong Kong Institute of Education in 2010, the Honorary Fellowship of King’s College London in July 2013, the Roll of Honor by the Law Society of Hong Kong in 2015, and Doctor of Social Science, honoris causa of the Open University of Hong Kong in 2018.

Dr. Wangchun Ye, the Company’s chairman of the board and chief executive officer, would like to congratulate Mr. Fei for the additional role and welcome Mr. Chow to the board on behalf of the Company, and believes their extensive experience and expertise will provide valuable insight to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Wangchun Ye
	Name:	Wangchun Ye
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: August 7, 2020